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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/02 (MM/DD/YY) AND ENDING 6/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prime Capital Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

RECD S.E.C.
SEP 3 0 2003
550

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Grant Thornton

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 9 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

PRIME CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

June 30, 2003

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
Prime Capital Services, Inc.

We have audited the accompanying statement of financial condition of Prime Capital Services, Inc. (a wholly-owned subsidiary of Gilman & Ciocia, Inc.) (the "Company") as of June 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Prime Capital Services, Inc. as of June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

As stated in Note G, the Company's stock has been pledged by its Parent, Gilman & Ciocia, Inc., as collateral to secure a bank loan, which is currently in default. In the event that Gilman & Ciocia, Inc. continues to be in default of its bank loan, there is uncertainty as to the control of the Company.

Grant Thornton LLP

New York, New York
September 25, 2003

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

STATEMENT OF FINANCIAL CONDITION

June 30, 2003

ASSETS

Cash	$ 376,825
Commissions receivable	2,940,180
Receivable from clearing organization	45,473
Securities owned, at market value	966,323
Intangible assets (net of accumulated amortization of $692,924)	1,777,664
Goodwill (net of accumulated amortization of $603,250)	2,687,244
Other	314,695
Total assets	$9,108,404

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$1,698,910
Payable to broker	284,293
Securities sold, not yet purchased, at market value	74,700
Payable to parent	579,590
Note payable	177,166
Accounts payable and other accrued liabilities	186,140
Total liabilities	3,000,799
Commitments and contingencies	
Stockholder's equity	6,107,605
Total liabilities and stockholder's equity	$ 9,108,404

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

June 30, 2003

NOTE A - ORGANIZATION AND BUSINESS

Prime Capital Services, Inc. ("Prime" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Gilman & Ciocia, Inc. ("Gilman"), a publicly owned Delaware corporation. The Company, in addition to conducting proprietary and principal transactions for both over-the-counter and fixed-income securities, is principally engaged in a retail business focusing on financial planning referrals from Gilman to generate commission revenue through the sale of securities and insurance products, introducing all customers to its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirements of SEC rule 15c3-3 under paragraph k(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary and principal transactions of both over-the-counter and fixed income securities are reflected on a trade-date basis, with any realized gains or losses reflected in income.

Customer securities transactions are recorded on a settlement-date basis with commission income and expense recorded on a trade-date basis.

Securities owned and securities sold, but not yet purchased are stated at quoted market values and the resulting unrealized gains and losses are reflected in income.

Subsequent market fluctuations of securities sold, but not yet purchased, may require purchasing the securities at prices which may differ from the market values reflected in the statement of financial condition.

Commission Income

The Company records commission income on mutual funds, insurance products and other agency trades on a trade-date basis.

NOTE B (continued)

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company files a consolidated Federal income tax return and a combined return for state and local purposes with Gilman. In July 2002, the Company entered into a tax sharing agreement with Gilman whereby the Company computes a separate Federal, state and local income tax liability/benefit which is reflected as an intercompany receivable/payable to Gilman to the extent that there is a consolidated income tax liability/benefit.

Impairment of Intangible Assets

Impairment of intangible assets results in a charge to operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The measurement of the future net cash flows to be generated is subject to management's reasonable expectations with respect to the Company's future operations and future economic conditions which may affect those cash flows. The Company tests goodwill for impairment annually or more frequently whenever events occur or circumstances change, which would more likely than not reduce the fair value of a reporting unit below its carrying amount. The measurement of fair value in lieu of a public market for such assets or a willing unrelated buyer relies on management's reasonable estimate of what a willing buyer would pay for such assets. Management's estimate is based on its knowledge of the industry, what similar assets have been valued in sales transactions, current market conditions and independent valuations. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 in July 2001, which requires that goodwill and intangible assets with indefinite lives will no longer be amortized but will be subject to impairment review. Long-lived tangible assets and intangible assets with definite lives will be subject to impairment under SFAS No. 144.

NOTE B (continued)

Identified finite-lived intangible assets will be amortized over their useful lives and reviewed for impairment when circumstances warrant. Amortization of finite-lived intangible assets is calculated on a straight-line basis over 15 - 20 years.

NOTE C - INTANGIBLE ASSETS

At June 30, 2003, the Company had intangible assets valued at $2,470,588, in connection with the acquisition of the Company by Gilman which was accounted for under the purchase method. Intangible assets consist of the Broker-Dealer Registration and the Independent Contractor Agreements of the Company in the amounts of approximately $100,000 and $2,371,000, respectively. The related accumulated amortization of the Company's intangible assets at June 30, 2003 amounted to approximately $21,000 and $672,000 for the Broker-Dealer Registration and the Independent Contractor Agreements, respectively.

As of June 30, 2003, the remaining amount of the Company's goodwill, net of amortization recorded prior to June 30, 2002, was approximately $ 2,700,000.

NOTE D - PAYABLE TO CLEARING BROKER

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

NOTE E - RELATED-PARTY TRANSACTIONS

Effective April 5, 1999, the Company entered into a contract with an affiliate, Prime Financial Services, Inc. ("PFS") (the "Affiliate"), which is wholly owned by Gilman, whereby PFS provides for all the Company's overhead services such as legal, accounting and administrative expenses. The overhead fee expense calculated at a stated percent of the Company's income amounted to approximately $12,555,000 for the year ended June 30, 2003.

The Company wrote off the receivable from PFS which had resulted from an overpayment of certain liabilities in the amount of approximately $3,770,000.

The Company records commission revenue for sales made by registered representatives that are also employees of Gilman. As of June 30, 2003, approximately $11,800,000 of commission expense and approximately $ 580,000 of commissions payable were reflected for these transactions in "Commissions" and "Payable to parent" in the statements of operation and financial condition, respectively.

The Company receives payment for account supervision for its Registered Investment Advisor affiliate, Asset & Financial Planning, Ltd. ("AFP") and pays 100% of this fee to this affiliate. For the year ended June 30, 2003, the amount received by the Company and paid to AFP totaled approximately $1,800,000.

NOTE F - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2003, the Company had net capital of $511,301, which exceeded its requirement of $195,073 by $356,228. At June 30, 2003, the Company's ratio of aggregate indebtedness to net capital was 5.3 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which required, among other things, for the Clearing Broker to perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. A majority of these claims are covered by the Company's errors and omissions insurance policy. Management believes that the outcomes will have no material effect on the Company's statement of financial condition.

The Company has become aware that Gilman is the subject of a formal investigation by the SEC. The Company believes that the investigation concerns, among other things, the restatement of Gilman's financial results for the fiscal year ended June 30, 2001 and the fiscal quarters ended March 31, 2001 and December 31, 2001 (which have been previously disclosed in Gilman's amended quarterly and annual reports for such periods), Gilman's delay in filing a Form 10-K for the fiscal year ended June 30, 2002 and Gilman's past accounting and recordkeeping practices. Gilman had previously received informal, non-public inquiries from the SEC regarding certain of these matters. On March 13, 2003, three of the Gilman's executives, two of whom are executives of the Company, received subpoenas from the SEC requesting them to produce documents and provide testimony in connection with the formal investigation. In addition, on March 19, 2003, Gilman received a subpoena requesting documents in connection with such investigation. Gilman, the Company and its executives intend to comply fully with the requests contained in the subpoenas and with the SEC's investigation.

Gilman has pledged the capital stock of the Company to a national bank (the "Bank") to secure indebtedness incurred by Gilman under a credit facility (the "Facility") provided by the Bank. Gilman has paid its scheduled debt service but has failed to maintain the ratios of (1) EBITDA to the sum of interest expense and the current portion of long-term debt of at least 2.0, and (2) senior funded debt to EBITDA of less than 0.75, in each case required by the Facility, and has changed its control without the Bank's consent. As a result, the Bank has sent to Gilman a notice of default and demand for payment of all indebtedness owed by Gilman under the Facility. However, by Forbearance Agreement dated November 21, 2002 and amendment to the Forbearance Agreement dated June 18, 2003, which extended the original terms of the agreement and the payment due dates, the Bank has agreed not to enforce its rights for accelerated payment.

The Company was informed by the NASD, in their Notice to Members 03-47, that it must take prompt and immediate action to provide refunds to customers of the Company who did not receive the proper mutual fund breakpoint commission discounts. Previously, in January 2003, the Company became part

NOTE G (continued)

of an industry-wide test group for the SEC in evaluating brokers overcharging customers on mutual fund breakpoint concessions. The SEC reported to the Company in its letter dated February 27, 2003, that out of approximately 50,000 transactions selected, the Company overcharged customers in twenty-three cases. Later, in March 2003, the NASD required all member firms to conduct a self-assessment. The Company completed the self-assessment in April 2003 and communicated its results to the NASD. The Company's management believes that the amount of the liability will have no material effect on the Company's statement of financial condition.

Additionally, the NASD has conducted routine examinations in 2003 and 2002, both of which have not been officially concluded.

NOTE H - INCOME TAXES

At June 30, 2003, the Company does not have a separate Federal income tax liability as the consolidated group of Gilman does not have any Federal tax liability.

The Company has recorded $20,000 of its allocable share of state and local capital tax liability for the combined group of Gilman.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers and third party providers. Additionally, substantially all of the Company's cash and securities are held with its clearing broker.

NOTE J - SUBSEQUENT EVENT

On July 1, 2003, the Company terminated its management services contract with PFS and entered into a similar agreement with Gilman. This agreement calls for Gilman to provide to the Company employees, among other things, the use of office space and equipment. This agreement calls for a fixed percentage of the Company's net income to be paid directly to Gilman monthly.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5



PRIME CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

June 30, 2003

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
Prime Capital Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Prime Capital Services, Inc. (a wholly-owned subsidiary of Gilman & Ciocia, Inc.) (the "Company") for the year ended June 30, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were inadequate at June 30, 2003, to meet the SEC's objectives. We noted the following matters involving the practices and procedures required under Rule 17a-5(g). These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended June 30, 2003. The Company's practices and procedures in connection with financial reporting and FOCUS preparation were inadequate due to insufficient levels of review and supervision with regard to the accuracy of books and records and proper application of US GAAP. Management has taken certain steps to address these matters including hiring an additional financial and operations principal and increased involvement in the review process by the current chief executive officer and chief operating officer.

This report is intended solely for the use of the Board of Directors, Stockholder and Management of the Company, and the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
September 29, 2003

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com